UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

China High Technology Acquisition Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
None

(CUSIP Number)
Gao Qian
c/o Herman Limited
Room 2202, China Mayor’s Plaza
189 Tian He Bei Road
Guangzhou, People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

(Continued on following pages)

(Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

Herman Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	None	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS

Gao Qian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 4 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of China High Technology Acquisition Corp., whose principal executive offices are located at  27th Floor, Profit Plaza, No. 76 West HuangPu Road, Guangzhou, People’s Republic of China (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Herman Limited (the “Reporting Person”) a company formed under the laws of the Cayman Islands.  Gao Qian is the sole officer and director of the Reporting Person and has sole voting control an dispositive power over the shares held by the Reporting Person.

(b) The principal place of business of the Reporting Person and the business address of Ms. Gao is Room 2202, China Mayors Plaza, 189 Tian He Bei Road, Guangzhou, PRC.

(c) Ms. Gao’s present principal occupation is as the senior Human Resource Manager for Guangdong Minli Investment Management Company.

(d) During the last five years neither the Reporting Person nor Ms. Gao has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither Ms. Gao nor the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized in the Cayman Islands. Ms. Gao is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 24, 2009, the Reporting Person acquired directly from the Issuer 1,000,000 shares of Common Stock at an aggregate purchase price of $25,000.  The source of funding for this purchase was working capital.  Ms. Gao serves as the sole officer and director of the Reporting Person.  She may be deemed to be the indirect beneficial owner of these securities since she has sole voting and investment control over the shares of Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Person purchased the 1,000,000 shares of Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based upon 1,000,000 shares outstanding as of the date hereof).

(b) The Reporting Person shares the right to vote and dispose, or direct the disposition, of the 1,000,000 shares of Common Stock beneficially owned by the Reporting Person with its sole officer and director, Ms. Gao.

(c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective November 24, 2009.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Page 5 of 5 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99	Joint filing Agreement dated February 22, 2010

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2010

Herman Limited

By: /s/ Gao Qian

Gao Qian

Secretary

/s/ Gao Qian

Gao Qian